

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2011

Via E-mail
Bob Bates
Chief Financial Officer
Inova Technology, Inc.
2300 West Sahara Ave., Suite 800
Las Vegas, NV 89102

   Re: **Inova Technology, Inc**.
       Form 10-K for the Fiscal Year Ended April 30, 2009
       Filed August 10, 2009
       File No. 000-27397

Dear Mr. Bates:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Andrew Mew

           Andrew Mew
           Accounting Branch Chief